SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                         ACCEL International Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                   004299 10 3
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                                 (CUSIP Number)

                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
             One Canterbury Green, Stamford, Connecticut 06901-2047
                                 (203) 977-7300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 2000
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)
                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 004299 10 3                                         Page 2 of 7 Pages
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    1     NAME OF REPORTING PERSONS
          IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Arnold L. Chase
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
           00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                              [ ]
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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           U.S.

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      NUMBER OF         7   SOLE VOTING POWER
 SHARES BENEFICIALLY          1,167,824
       OWNED BY       ---------------------------------------------------------
         EACH           8   SHARED VOTING POWER
      REPORTING                996,147
        PERSON        ---------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                               0 shares
                      ---------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                               2,163,971
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,163,971
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                     [X]
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           21.5%
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    14     TYPE OF REPORTING PERSON*
           IN

               AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part his Statement on Schedule 13D dated September 20, 1996, as previously amended by Amendment No. 1 thereto dated December 24, 1996, as further amended by Amendment No. 2 thereto dated November 21, 1997, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.     Source and Amount of Funds or Other Consideration.

     The reporting person holds a 40% membership interest in Accel Finance Company LLC, a Connecticut limited liability company ("Accel Finance").

     Accel Finance holds warrants to purchase 996,147 shares of Common Stock of ACCEL at an exercise price of $2.00 per share (the "Warrants"), issued pursuant to a Warrant Agreement dated as of January 1, 2000 between ACCEL and Accel Finance (the "Warrant Agreement"). The issuance of the Warrants was a condition to loans made by Accel Finance to ACCEL in the aggregate amount of $4,553,468 between January 20, 2000 and December 29, 2000 pursuant to the Loan Agreement dated as of January 1, 2000 between Accel Finance and ACCEL ( the "Loan Agreement").

     Under the Loan Agreement, Accel Finance has made available to ACCEL a $5 million revolving loan facility, which expires on January 1, 2004. Sums advanced under the Loan Agreement bear interest at a rate of 10% per annum. Accel Finance retained the right to grant participating interests in the loan facility. Under the Warrant Agreement, ACCEL issues to Accel Finance Warrants to purchase 280,000 shares of Common Stock for each $1 million advanced under the revolving loan facility (or a pro rata or multiple thereof). Each Warrant is exercisable until five years after its issuance. The Warrants are issued as a condition to the making of loans under the Loan Agreement, and no separate consideration is paid for the Warrants.

     Accel Finance entered into a Loan Agreement dated as of July 10, 2000 with Chase Dover ("the Chase Dover Loan Agreement"), pursuant to which Chase Dover has agreed to lend up to $2 million to Accel Finance, to be used by Accel Finance to fulfill its obligations to loan funds to ACCEL. Under the Chase Dover Loan Agreement, Accel Finance is required to assign to Chase Dover the Warrants it receives from ACCEL for loans made to ACCEL with the proceeds of loans to Accel Finance made by Chase Dover. Pursuant to these provisions, Chase Dover lent $995,800 to Accel Finance, and Accel Finance assigned to Chase Dover Warrants to purchase 278,824 shares of Common Stock, on the dates shown below. No additional consideration was paid for assignment of Warrants from Accel Finance to Chase Dover.


                               Page 3 of 7 Pages

     The following is a summary of the dates of issuance and number of Warrants issued to Accel Finance and Warrants assigned by Accel Finance to Chase Dover.

              Date                  Warrants Exercisable for the
                                    following Number of Shares

                                    ACQUIRED             ASSIGNED

              January 20, 2000       560,000                  ---
              April 19, 2000          84,000                  ---
              April 26, 2000          56,000                  ---
              May 4, 2000             70,000                  ---
              June 16, 2000           70,000                  ---
              June 29, 2000           18,200                  ---
              July 14, 2000          168,000                  ---
              July 14, 2000              ---               89,824
              August 16, 2000         28,000                  ---
              August 16, 2000            ---               28,000
              September 7, 2000      161,000                  ---
              September 7, 2000         ---               161,000
              September 29, 2000      28,000                  ---
              December 29, 2000       31,771                  ---

              Net Total              996,147

Item 4.     Purpose of Transaction.

     The Warrants were acquired for investment purposes only. Based on his ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to him, offers for shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of his present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. He may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;



                               Page 4 of 7 Pages

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)     Any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

     (a) (i) As of the date hereof, the reporting person directly owns 1,167,824 shares of Common Stock, representing approximately 12.9% of the 9,084,004 shares of Common Stock outstanding as of October 31, 2000 (as reported in ACCEL's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000). The reporting person is a 40% member of Accel Finance, which holds warrants to purchase 996,147 shares of common stock, which, if exercised, would be 9.9% of the resulting 10,080,151 shares outstanding, and he may be deemed to be an indirect beneficial owner of the shares of Common Stock issuable upon the exercise of the Warrants. The reporting person's total beneficial ownership, after giving effect to the exercise of the warrants, would be 2,163,971 shares of Common Stock, which would be 21.5% of the resulting 10,080,151 shares outstanding.

            (ii) This statement does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the following:

             (A) 1,167,824 shares of Common Stock, or 12.9% of the shares of Common Stock outstanding as of October 31, 2000, owned by The Darland Trust, a trust for which Rothschild Trust Cayman Limited, an entity organized under the laws of the Cayman Islands, serves as trustee and of which Cheryl A. Chase (sister of the reporting person) and her children are the beneficiaries;

             (B) 2,000,000 shares of Common Stock, or 22.0% of the shares of Common Stock outstanding as of October 31, 2000, owned by Rhoda L. Chase (the mother of the reporting person);

             (C) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, owned by Sandra M. Chase (the spouse of the reporting person);



                               Page 5 of 7 Pages

             (D) warrants owned by Chase Dover for the purchase of 278,824 shares of Common Stock, and which, if exercised, would be 3.0% of the resulting 9,362,828 shares outstanding; or

             (E) 17,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, currently issuable upon the exercise of options held by David T. Chase (the father of the reporting person).

     Cheryl A. Chase and the reporting person each own 40% of the membership interests in Accel Finance.

     Cheryl A. Chase owns 100% of the stock of Chase Dover. David T. Chase is the president and a director of Chase Dover. Cheryl A. Chase is an executive vice president, the secretary and a director of Chase Dover. The reporting person is an executive vice president, the treasurer and a director of Chase Dover.

     (b) The reporting person has the sole power to vote or to direct the vote of the 1,167,824 shares of Common Stock owned by him. The reporting person shares the power to dispose or to direct the disposition of the 1,167,824 shares of Common Stock owned by him with his father, David T. Chase.

     David T. Chase's principal occupation is Chairman of the Board of Directors and President of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. David T. Chase is a citizen of the United States of America. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) No transactions in the Common Stock were effected by or on behalf of the reporting person during the past 60 days other than transactions described in Item 3.

     (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned directly by the reporting person. Accel Finance has the power to direct the dividends from, and the proceeds from the sale of, the warrants and any underlying shares of Common Stock held by Accel Finance. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


                               Page 6 of 7 Pages

      Pursuant to a General Trading Authorization for Securities and/or Options Accounts (the "Trading Authorization"), the reporting person has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which he holds his shares of Common Stock. The Trading Authorization also confers upon David T. Chase the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by the Trading Authorization remain effective until terminated by the reporting person.

     The foregoing description of the Trading Authorization is subject to, and is qualified in its entirety by reference to, the form of Trading Authorization, which was filed as an exhibit to the Amendment No. 2 to this Statement on
Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.

Item 7.      Material to be Filed as Exhibits.

     None.


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001
                                        /s/ Arnold L. Chase
                                        -------------------
                                        Arnold L. Chase











                               Page 7 of 7 Pages